March 8, 2010

By Electronic Transmission

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Barbara C. Jacobs Mr. Evan S. Jacobson Ms. Melissa Walsh Mr. Craig Wilson

Re:	Motricity, Inc. Registration Statement on Form S-1 Filed January 22, 2010 File No. 333-164471

Dear Mses. Jacobs and Walsh and Messrs. Jacobson and Wilson:

Motricity, Inc. (the “Company”) submits this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated February 18, 2010, with respect to the Company’s Registration Statement on Form S-1 (File No. 333-164471) (the “Registration Statement”) that was filed with the Commission on January 22, 2010.

The text of the Staff’s comments has been included in this letter in bold for your convenience, and the Company has numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, the Company’s response to each of the numbered comments is set forth immediately below each numbered comment.

In addition, the Company is contemporaneously filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Amendment No. 1 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted. Enclosed is a courtesy package, which includes four copies of Amendment No. 1, two of which have been marked to show changes from the initial filing of the Registration Statement.

Securities and Exchange Commission

March 8, 2010

General

1. Please update your audited financial statements and corresponding disclosure. See Rule 3-12(d) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has updated its audited financial statements and corresponding disclosure in accordance with Rule 3-12(d) of Regulation S-X.

2. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response: The Company acknowledges that the addition of pricing information will affect the disclosure in the Registration Statement and that the Staff will need time to process the Company’s amendments once pricing information is included.

3. Please strive to eliminate the use of redundant and repetitive disclosure throughout your prospectus. You may need to evaluate and/or reconsider the manner in which you have presented the information so that your disclosure is consistent with the principles set forth in Rule 421(b) of Regulation C. For example, but without limitation, your prospectus summary appears to be largely repeated in the Overview portion of your Business section.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to eliminate the use of redundant and repetitive disclosure.

4. We note that you recently filed a request for confidential treatment for certain exhibits. Comments, if any, related to such request will be provided under separate cover. Please be advised that we must resolve all issues concerning the confidential treatment request prior to the effectiveness of your registration statement. Please ensure that your filing provides a materially complete discussion of the agreements for which you seek confidential treatment, but does not disclose the specific information you have claimed is confidential.

Response: The Company acknowledges that it must resolve all issues concerning its confidential treatment request prior to the effectiveness of the Registration Statement. The Company believes that the Registration Statement provides a materially complete discussion of the agreements for which it has sought confidential treatment, but does not disclose the information it has claimed is confidential.

Securities and Exchange Commission

March 8, 2010

Outside Front Cover Page

5. The phrases “joint bookrunners,” “joint lead managers,” and “co-managers,” are legal jargon/technical business terms that appear to be inconsistent with the plain English principles of Rule 421(d) of Regulation C. Please remove.

Response: In response to the Staff’s comment, the Company has removed these phrases from the Registration Statement.

Inside Front Cover Page of Prospectus

6. Please revise to clarify that you do not produce the hardware featured in your artwork.

Response: In response to the Staff’s comment, the Company has revised the artwork on the Inside Front Cover Page of the prospectus.

7. Please revise to ensure that the screen graphics on the hardware are legible and accurately represent the services you provide.

Response: In response to the Staff’s comment, the Company has revised the artwork on the Inside Front Cover Page of the prospectus.

Table of Contents, page i

8. We note your statement that the prospectus includes market and industry data and forecasts that you have developed from independent consultant reports, publicly available information, various industry publications, and other published industry sources. Whenever you use this information in the prospectus, please make sure to clearly indicate that the information presented is based on market and industry data and forecasts that you have developed.

Response: In response to the Staff’s comment, the Company has revised the statement to clarify that the prospectus does not include any data or forecasts that the Company has developed. The Company also advises the Staff that each use of third party market and industry data or forecasts in the prospectus is accompanied by a statement clearly identifying the source.

9. Please relocate the last paragraph on this page to a portion of the prospectus not covered by the plain English rule. See Rule 421(d) of Regulation C.

Response: In response to the Staff’s comment, the Company has revised this paragraph and relocated it to page 30.

Securities and Exchange Commission

March 8, 2010

Prospectus Summary, page 1

Overview, page 1

10. Please provide a concise summary, in non-technical terms, of the services you provide to wireless carriers, mobile content and application providers, and mobile subscribers.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 1.

11. Please provide supplemental, qualitative or quantitative support for your assertion here, and elsewhere in your prospectus, such as on pages 40 and 72, that you are a “leading provider” of mobile data solutions and services that enable wireless carriers to deliver high value mobile data services to their subscribers.

Response: The Company advises the Staff that it is providing supplementally herewith reports supporting the Company’s assertion that it is a “leading provider” of mobile data solutions and services that enable wireless carriers to deliver high value mobile data services to their subscribers.

12. We note your statement here, and elsewhere in your prospectus, such as on pages 40 and 72, that “[t]o date, over $3 billion in revenue has been generated by [y]our customers through the use of [y]our mobile data services platform.” Please clarify what you mean by “to date.” In addition, revise to remove any implication that you have generated over $3 billion in revenue for your company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 40 and 70.

13. With respect to every third-party statement in your prospectus, such as the statistics provided by the Yankee Group on page 1, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you.

Response: The Company advises the Staff that it is providing supplementally herewith highlighted portions of the industry reports, cross-referenced to the appropriate location in the Company’s prospectus. The Company also advises the Staff that the Yankee Group Global Mobile Forecast is a standard report that Yankee provides its clients. The two reports entitled “Link Data: Global Mobile Forecast” were custom reports that the Yankee Group created at the request of the Company.

Securities and Exchange Commission

March 8, 2010

Risk Factors, page 12

“We have recently recognized significant impairment losses …,” page 22

14. Please revise this risk factor to quantify the amount of impairment losses.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 21.

“If we fail to maintain proper and effective internal controls…,” page 22

15. Please revise this section to provide quantitative information regarding the estimated costs of improving internal controls, if material.

Response: The Company advises the Staff that it believes that the costs of improving on internal controls, both past and anticipated, are not material.

Use of Proceeds, page 31

16. Please revise to provide a detailed quantification of your anticipated use of proceeds, to the extent known.

Response: The Company respectfully advises the Staff that it plans to use the proceeds of this offering to finance acquisitions of, or investments in, competitive and complementary businesses, products and technologies as part of its growth strategy. The Company has revised the disclosure on pages 5, 31 and 65 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Overview, page 40

17. Please provide support for your statement that your customers include “some of the leading content and application providers in the U.S.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 40.

Critical Accounting Policies and Estimates, page 44

Stock-based compensation, page 49

18. We note that you engaged an independent third-party valuation firm to assist the board of directors in valuing your common stock. Please describe for us the nature and extent of the third party valuation firm’s involvement. Tell us how you considered the

Securities and Exchange Commission

March 8, 2010

guidance in Rule 436(b) of Regulation C regarding reference to a specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure to clarify that the board of directors merely considered or relied in part on a third party valuation firm in determining the value of the Company’s common stock. As a result, the Company does not believe Rule 436(b) of Regulation C applies.

Results of Operations, page 54

General, page 54

19. Throughout your discussion of results of operations, you sometimes refer to two or more sources as components that contributed to material changes. Tell us what consideration you gave to quantifying the amount of the changes that were due to each of the factors or events that you identify. Refer to Instruction 4 to Item 303(a) of Regulation S-K and the related interpretive guidance in Section III.D of SEC Release 33-6835.

Response: In response to the Staff’s comment, the Company has revised the disclosures, when material and informative, to quantify the amount of the changes that were due to each of the factors or events that the Company identified. In certain areas, the Company has elected not to quantify the multiple components of a material change such as in the case of restructuring charges during 2009 as the Company does not believe the breakdown of the change amounts provides useful information to readers in understanding the operating results or future prospects. In this case the Company does not break out the cost to close its UK office from the cost of relocating and exiting its former headquarters facility in Durham, NC as neither item has any ongoing impact on operating results.

Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008, page 55

20. Your discussion should include disclosure of currently known trends, events and uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations. You should also quantify the expected effects of any known material trends on your future results to the extent possible. For example, we note that there was a significant increase in professional services revenue as a result of a large portal customization and implementation project. Consider the extent to which there will be continuing revenue generated from this large arrangement. Also, in your discussion of the reduction in managed services revenue, you indicate that during 2009 several small storefront contracts expired and you generated lower storefront-related revenues from two large customers. We further note from your disclosure on page F-20 that you lost a major customer during 2009. In addition, we note from disclosure on page

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March 8, 2010

12 your 2010 contract expirations with Verizon and AT&T. Tell us whether these represent any known trends or uncertainties and what consideration you gave to indicating whether these items are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

Response: In response to the Staff’s comment, the Company has revised the disclosures to quantify the expected effects of any known material trends on the Company’s future results where possible. Furthermore, the Company has included additional disclosures regarding the expected impact and trends from such events.

The Company does not believe the specific events noted by the Staff represent individually or in aggregate trends or uncertainties that are reasonably expected to have a material impact on the Company’s liquidity, capital resources and/or results of operations. Relative to the large portal project referenced by the Staff, the Company does expect that it will result in continuing revenue but the Company is unable to quantify the amount with much precision since the launch of that platform will decrease revenue from the preexisting portal as mobile subscribers migrate from using the old portal to the new one. The Company’s pricing, for which it has requested confidential treatment, under the new portal is somewhat better than under the old one, so the Company does expect to achieve some benefit from the migration.

The Company has specifically addressed your question regarding the impact of the expiration of the small storefront contracts and the lower storefront-related revenues from two large customers in the revised disclosures. The Company has modified the statement on page F-20 to state that it lost a significant messaging customer. The impact of losing this customer is not material to the Company’s future operating results. Regarding the expiration of the two agreements during 2010 with AT&T and Verizon Wireless, the Company believes it is likely those contracts will be renewed on favorable terms based on the status of the Company’s relationship with those customers and progress in negotiations to extend those contracts.

21. Tell us what consideration you gave to disclosing the composition of managed services revenue between the periods. For example, it may be useful to indicate the amount of revenue generated from fixed monthly managed service fees to host the software platform solution, variable monthly subscription fees, software sales and premium messaging and any other components.

Response: The Company respectfully advises the Staff that it determined that it was most meaningful to report revenues by managed services separately from revenues from professional services because they represent dissimilar types of services. (The only exception to this conclusion is that the Company does not present third party product and software sales separately because they are not a significant portion of the Company’s business and are an integrated part of our solution provided within our professional service solution delivery.) The Company reports as one group some different services (primarily portal, storefront and messaging, representing

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over 95% of the Company’s revenues) provided to wireless carrier customers because the Company believes that they are similar and related services being delivered to similar customers. Specifically, each of these services is an aspect of mobile data service, providing access to information, content and applications for mobile phone subscribers. Accordingly, the Company believes that no breakdown of the composition of managed services is required or appropriate.

Liquidity and Capital Resources, page 66

22. We note that you have material accounts receivable balances and significant concentrations of receivables from two customers. Tell us what consideration you gave to including a discussion of the nature and composition of accounts receivable balances, including the related payment terms and an analysis of the changes in the days-sales outstanding ratios between the periods.

Response: In response to the Staff’s comment, the Company has updated its discussion of liquidity and capital resources on page 66 to include additional disclosure regarding its accounts receivable trends, and contractual credit terms. The Company does not use days-sales outstanding ratios due primarily to the distortion in those ratios caused by the amount and timing of large professional services billings. The Company also advises the Staff that the unbilled balances are immaterial and represent less than 5% of the accounts receivable balances.

Contractual Obligations and Other Commitments, page 69

23. Footnote 2 to the tabular disclosure on page 69 states that you “have entered into several agreements with third-party network service providers.” Similar disclosure is provided in the corresponding section on page F-24. Please revise to provide more detail regarding the nature of these contractual obligations.

Response: In response to the Staff’s comment, the Company has updated its disclosures on pages 68 and F-24 to include greater detail regarding the nature of these contractual obligations.

Business, page 72

Mobile Subscriber Dynamics, page 75

24. Please provide support for the statements in this section. For example, but without limitation, provide support for your statement that “[m]obile subscribers are rapidly upgrading their mobile devices.”

Response: The Company advises the Staff that it is providing supplementally herewith reports supporting the statements in this section, including without limitation the statement that “[m]obile subscribers are rapidly upgrading their mobile devices.”

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March 8, 2010

Executive Compensation, page 90

Compensation Discussion and Analysis, page 90

25. Please confirm that if your registration statement is to be declared effective on or after February 28, 2010, you will amend your prospectus to provide the disclosure contemplated by the recent proxy disclosure enhancements release, SEC Release No. 33-9089. See also the Division of Corporation Finance’s Proxy Disclosure Enhancements Transition Question and Answer 4, available on our website.

Response: The Company’s Registration Statement will be declared effective after February 28, 2010. As a result, the Registration Statement has been prepared in accordance with the recent proxy disclosure enhancements articulated in SEC Release No. 33-9089. Specifically, with respect to the “Executive Compensation” section, the Compensation Committee is in the process of analyzing its compensation practices to determine whether any of these practices is likely to lead to excessive risk-taking. Based upon a preliminary analysis, the Company does not believe that its compensation practices lead to excessive risk-taking. Under Item 402(s), the Company is not required make the Item 402(s) disclosure if it determines that its compensation practices are unlikely to encourage excessive risk-taking. To the extent that the Compensation Committee determines that the Company’s compensation practices are likely to lead to excessive risk-taking, the Company will make the required disclosures. Additionally, with respect to Item 402(c)(2)(v) and (vi), respectively, the Company has valued the equity awards set forth in the Summary Compensation Table and Director Compensation Table, respectively, based on the grant date fair value in accordance with FASB ASC Topic 718.

26. You have included detailed disclosure regarding your executive employment agreements in a section after your tabular compensation disclosure. Please consider moving pertinent disclosure from this section to related sections of your compensation discussion and analysis. For example, disclose the amount of the Mr. Wuerch’s salary increase in the salary section of your compensation discussion and analysis.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on pages 90, 94, 96 and 99 regarding the employment agreements for the named executive officers in the compensation discussion and analysis.

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March 8, 2010

Pay Mix, page 93

27. We note your statement that for benchmarking purposes, you targeted pay at approximately the 50th percentile of your peer group. Please disclose whether the amounts paid to the named executive officers for fiscal 2009 were at, above, or below the 50th percentile of the benchmarking group.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on pages 90-91 regarding the actual compensation paid to the named executive officers with respect to its benchmarking group.

Short-Term Incentives, page 95

28. Please provide a detailed discussion linking the company’s performance against the incentive metrics with the amounts actually awarded to the named executive officers.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on page 96 linking the Company’s performance with the amounts awarded to the named executive officers.

29. We note your statement on page 96 that your compensation committee may adjust performance measures, targets and payout ranges due to extraordinary or nonrecurring events, such as significant financings, equity offerings or acquisitions. Please revise to state whether the compensation committee made any such adjustments during 2009.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on pages 95-96 regarding the compensation committee’s adjustments to the performance measures, targets and payout ranges in 2009.

Long-Term Equity-Based Compensation, page 97

30. We note your discussion of the double-trigger vesting schedule for your restricted stock. For each named executive officer, disclose the number of shares of restricted stock that will vest upon the conclusion of your offering.

Response: In response to the Staff’s comment, the Company has provided additional disclosure in the table on page 99 regarding the numbers of shares of restricted stock that will vest upon the conclusion of the offering for each named executive officer.

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March 8, 2010

2004 Stock Plan, page 99

31. Please provide a more detailed discussion of the material terms of the 2004 stock incentive plan.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on pages 100-102 regarding the material terms of the 2004 stock incentive plan.

2010 Long-Term Incentive Plan, page 99

32. Please provide a more detailed discussion of the material terms of the 2010 long-term incentive plan, without disclosing the specific information you have claimed is confidential.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on page 102.

Director Compensation, page 111

33. We note your statement that the non-employee directors’ final earnings for 2009 are not calculable and will be updated after the year closes. It is unclear what compensation was incalculable at the time of the filing of your registration statement. Please explain in your response letter.

Response: In response to the Staff’s comment, the Company has updated the disclosure on page 115 regarding director compensation.

Principal and Selling Stockholders, page 113

34. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by Advanced Equities, Inc. and Technology Crossover Ventures, LP.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 118-119.

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March 8, 2010

Certain Relationships and Related Party Transactions, page 115

Registration Rights Agreement, page 115

35. Please revise to provide a description of the financings that led to the registration rights agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 120 to clarify the related party transactions relating to the registration rights agreement in the last three years pursuant to Item 404 of Regulation S-K.

36. Please disclose the identity of the entity beneficially owned by Carl C. Icahn that is party to the registration rights agreement. See Item 404(a)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 120 to disclose that Koala Holding LP is the entity beneficially owned by Carl C. Icahn. Furthermore, the Company has revised its disclosure throughout the document to identify Koala Holdings LP as the entity beneficially owned by Mr. Icahn.

37. We note your statement on page 116 that the description of the registration rights agreement is not a “complete description of the amended and restated registration rights agreement and is qualified by the full text of the amended and restated registration rights agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.” Please note that you are required to provide a materially complete description of the agreement, and that investors are entitled to rely upon such disclosure. Please revise your statement to indicate that the summary provided is materially complete. We will not object if you suggest that investors see the exhibit for the complete terms of the agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 121.

Stockholders’ Agreement, page 116

38. Please revise to provide a description of the financings that led to the stockholders’ agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 121 to clarify the related party transactions relating to the stockholders’ agreement in the last three years pursuant to Item 404 of Regulation S-K.

39. Please disclose the identity of the entity beneficially owned by Carl C. lcahn that is party to the stockholders’ agreement. See Item 404(a)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 121.

Securities and Exchange Commission

March 8, 2010

40. Please disclose the number of shares covered by the stockholders’ agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 121.

41. We note your statement that the description of the stockholders’ agreement is not a “complete description of the amended and restated stockholders agreement and is qualified by the full text of the amended and restated stockholders’ agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.” Please note that you are required to provide a materially complete description of the agreement, and that investors are entitled to rely upon such disclosure. Please revise your statement to indicate that the summary provided is materially complete. We will not object if you suggest that investors see the exhibit for the complete terms of the agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 121.

Transactions with Chief Executive Officer, page 116

42. For the personal loans to Mr. Wuerch, please disclose the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount of principal paid during the periods for which disclosure is provided, and the amount of interest paid during the period for which disclosure is provided. See Item 404(a)(5) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 122.

43. Please disclose the process the company used in determining to accept 332,007 shares of vested common stock in exchange for the outstanding principal amount of your loan to Mr. Wuerch, plus accrued interest, and all outstanding legal fees and other non-reimbursable expenses. This discussion should include, without limitation, who was involved in the determination, and how you determined the exact number of shares to accept.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 122.

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March 8, 2010

Arrangement with Icahn Sourcing LLC, page 117

44. Please disclose the amount of goods purchased through Icahn Sourcing LLC during the last fiscal year. See paragraphs (a)(3) and (a)(4) of Item 404 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 122. For the staff’s convenience, the Company also provides the following information about the Icahn Sourcing relationship.

The Company respectfully advises the Staff that it has not purchased goods or services “through” Icahn Sourcing LLC (“Icahn Sourcing”). Rather, the Company has entered into contracts with certain vendors to leverage Icahn Sourcing’s purchasing terms; however, the amount of goods and services purchased under these contracts have not been material.

For your convenience, the Company is providing supplementally herewith a copy of the agreement with Icahn Sourcing.

Direct to Consumer Business, page 117

45. Please provide a more detailed discussion of the sale of your direct to consumer business to Mr. Bowman, who was one of your executive officers at the time of the transaction. This description should include, without limitation, who was involved in the process, how the sale price was determined, whether you contacted any third parties regarding the sale of the business, and whether you received a fairness opinion.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 122. For the Staff’s convenience, the Company also provides the following information about the sale of the direct to consumer business to Mr. Bowman.

In November 2007, the Company signed a letter of intent with an unaffiliated third party to sell the Company’s direct to consumer business for approximately $8 million, payable over four years. Between November 2007 and January 2008, the potential purchaser performed due diligence on the Company’s direct to consumer business and the parties simultaneously negotiated a definitive asset purchase agreement. In late January 2008, that party notified the Company that it was no longer interested in acquiring the business, due primarily to the continuing financial decline of the direct to consumer business.

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Following the collapse of that transaction, the Company decided to initiate a formal bid process for its direct to consumer business. In February 2008, the Company sent an executive summary and a description of the bid process to approximately 15 different potential bidders in both the smartphone and direct to consumer markets. One week later, the Company sent a preliminary due diligence package describing the business to 10 bidders who expressed an interest in the business by executing non-disclosure agreements. Over the remainder of February and early March 2008, the Company communicated with various potential bidders and responded to supplemental due diligence questions and requests. On March 7, 2008, the bid submission deadline, the Company received five bids for the Company’s direct to consumer business, ranging from $1 million to $2.5 million. The highest bid, $2.5 million, was from the entity affiliated with Mr. Bowman, Pinmot, Inc. After reviewing the initial bids, the Company reached out to the lower bidders to encourage them to increase their offers, and also contacted the unaffiliated potential purchaser from November 2007 to inquire if it had any renewed interest. The Company did not receive any offers higher than the $2.5 million bid by Pinmot, Inc. At the end of this process, the Company’s management and board of directors determined that Pinmot Inc.’s offer was the most attractive based on a number of factors, including the highest valuation and lowest diligence requirements. Although Mr. Bowman remained on the board of directors during the bidding process, upon submitting his bid he did not participate in any further board discussions regarding the transaction. The Company did not seek or receive a fairness opinion in connection with the transaction.

Abandoned Transaction Fee, page 117

46. Please provide a more detailed discussion of why you issued Icahn Enterprises, LP a warrant as an abandoned transaction fee. Specifically discuss, without limitation, who was involved in the determination process, whether the fee was a condition of receiving the financing commitment letter, how the number of shares underlying the warrant and exercise price were determined, and whether you believe that such a fee is consistent with the terms of financing commitment letters provided by non-related parties.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 122-123.

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The Company advises the staff supplementally that Mr. Carl C. Icahn did not participate in the board deliberations regarding the fee for the financing commitment letter. This proposed transaction was not completed.

Transactions Related to the Negotiation of the InfoSpace Acquisition, page 117

47. Please disclose whether you believe that the terms of the stand-by deposit fees earned by New Enterprise Associates Inc. and Advanced Equities, Inc. were similar to fees that you would have been charged by non-related parties.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 123.

48. Please disclose whether you believe the compensation paid to the entity beneficially owned by Carl C. Icahn for consulting services is consistent with fees that would have been charged by a non-related party for similar services. In addition, please disclose the name of the entity. See Item 404(a)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 123.

49. Please disclose the process the company used in determining the number of shares underlying warrants to issue to New Enterprise Associates Inc., Advanced Equities, Inc., and the entity beneficially owned by Carl C. lcahn. This discussion should include, without limitation, who was involved in the process, and how you determined the exact number of shares underlying the warrants and the exercise price.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 123.

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March 8, 2010

Certificate of Incorporation Provisions Relating to Corporate Opportunities and Interested Directors, page 122

50. Please disclose the name of the entity affiliated with Carl C. Icahn that will be subject to the referenced provisions of your amended and restated certificate of incorporation. See Item 404(a)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 128.

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

51. Further explain why you do not consider the professional service fees to be a separate earnings process in contractual arrangements that do not give the customer the right to take possession of the software. Tell us how you considered the guidance in ASC 605-25-25-5.

Response: The Company respectfully advises the Staff that it considered the criteria for a delivered item to be a separate unit of accounting under the guidance in ASC 605-25-25-5. The Company determined that the professional services do not have value to the customer on a standalone basis as required by 605-25-25-5(a) because, under this type of arrangement, the customers do not have the ability to benefit, resell or realize value from the professional services without the hosting service.

52. For arrangements that give the customer the right to take possession of the software, tell us what consideration you gave to the software deliverable and how you considered the guidance in ASC 985-605-25-2 and 985-605-25-76 through 85 in accounting for the related professional services. In addition, explain why the hosting fee is considered to be a non-software component and cite the authoritative accounting literature relied upon.

Response: In arrangements which provide the customer the right to self-host, there are typically three elements present: (1) the software, (2) the professional services to customize and implement the software, and (3) the hosting service. The consideration paid in exchange for these deliverables consists of the following: a fixed fee for the professional services, a monthly fee to host the software platform solution and a variable subscription fee for the software. Should a customer elect to self-host, the monthly hosting fee is eliminated and the variable subscription fee

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becomes the licensing fee. Fees associated with the engagement are generally recognized as follows:

•	Professional implementation services—upon implementation of the software solution and customer acceptance, provided other revenue recognition criteria are met.

•	Hosting fee—monthly as earned.

•	Variable subscription fee—monthly as the contingency is resolved and the fees are earned.

The Company first assesses an arrangement under ASC 985-605-55-121 to determine whether a software element exists. In performing the assessment, the Company considers whether the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and whether it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. The Company’s arrangements typically provide the customer with the contractual right to self-host the software without any associated payments or penalties. The nature of the software and the hosting services are such that there is no diminution in utility or value as a result of self-hosting. In making that assessment, the Company has considered that the hosting service provided does not require specialized or cost prohibitive hardware requirements for the customer (or another third party) to host the software. No unique knowledge or skills are required to host the software and there would be no diminution in utility or value should the software be hosted by the customer or a third party. Accordingly, the Company believes that the criteria for separation have been met and the hosting service should be segregated from the other deliverables and excluded from the scope of ASC 985-605. Furthermore, as a result of the assessment above, and after careful consideration of the provisions of ASC 985-605-15-3, the Company has also concluded that the software and hosting services are not essential to one another. Accordingly, the Company has determined that the software and professional services are software-related deliverables and the hosting service is a non-software deliverable.

The implementation services were assessed under ASC 985-605-25-84 and deemed to represent significant production, modification and customization to the core software platform, therefore the software and the implementation services are accounted for by analogy to the contract accounting literature.

In completing the allocation of contract consideration between the software deliverables and the non-software deliverables, the Company applies the residual method of accounting. The Company establishes the fair value of the hosting service based on the use of a substantive renewal rate included in the contract.

The contingent usage-based fees are recognized at the time a reliable estimate can be made of the actual usage that has occurred, typically at the conclusion of each month. The

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March 8, 2010

professional services fees are recognized by analogy to contract accounting upon implementation of the software solution and customer acceptance, provided other revenue recognition criteria are met.

Although the Company believes the appropriate assessment for whether the software and hosting services are separable is based on the guidance in ASC 985-605-15-3 as described above, the Company also considered ASC 985-605-25-78. The Company believes that it fulfills both criteria requirements; having established vender specific objective evidence, or VSOE, of the hosting service as mentioned above and having drafted the Company’s contracts in a manner in which the hosting fee is eliminated in the event the customer chooses to self-host. Based on this analysis, a similar conclusion would be reached and the hosting service would be accounted for separately from the implementation and usage-based fees, which would follow the same accounting as outlined in the paragraph above.

53. We note from your discussion on page 55 that some of your arrangements include the sale of hardware. Tell us what consideration you gave to including a discussion of your related revenue recognition policy. In addition, tell us what consideration you gave to presenting sales and cost of sales separately for products and services on the face of the statements of operations following Rules 5-03.1 and 2 of Regulation S-X.

Response: The Company respectfully advises the Staff that it considered Rules 5-03.1 and 2 of Regulation S-X and considers the sale of hardware to be an immaterial portion of its business. From time to time certain customer arrangements include certain hardware and/or software as part of the Company’s overall service offering. Total revenue from third-party hardware and software sales represented less than 4%, 1% and 1% of total revenue for 2009, 2008, and 2007, respectively. Furthermore, the Company does not expect such revenue to be significant in the future.

Marketable Securities. page F-11

54. We note that your marketable securities have been categorized as held-to-maturity. In determining this classification, please tell us what consideration you gave to any historical sales of securities classified as held-to-maturity. In this regard, we note the cash inflows from the sale of investments from your consolidated statements of cash flows. Refer to ASC 320-10-25-3.

Response: The Company respectfully advises the Staff that, as of the beginning of its 2008 fiscal year, the Company determined it had the intent and ability to hold the marketable securities until maturity. During 2008, the Company purchased $11.7 million of marketable securities, of which $6.2 million matured in 2008 and $5.5 million matured in 2009. The Company has revised the presentation on its statement of cash flows to reflect that these securities were held to maturity during 2008 and 2009.

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Accounts Receivable and Allowance for Doubtful Accounts, page F-11

55. You indicate that accounts receivable consists of amounts billed and currently due from customers and revenues earned but not yet billed. Tell us what consideration you gave to separately presenting the major categories of accounts receivable. Refer to ASC 310-10-50-2 and ASC 310-10-45-2 and 13.

Response: The Company respectfully advises the Staff that it has determined that the unbilled receivable balances are immaterial to the Company’s financial statements as they represents less than 5% of the accounts receivable balances as of December 31, 2008 and 2009. Therefore, pursuant to ASC 310-10-50-2 and ASC 310-10-45-2 and 13, the Company believes that separate presentation is not required.

Operating Segment, page F-16

56. You indicate that your CODM reviews financial information by customer and by type of service for purposes of allocating resources and evaluating performance. Further explain why you do not consider these to be operating segments per ASC 280-10-501 through 9.

Response: The Company respectfully advises the Staff that it has considered the guidance per ASC 280-10-501 through 9 and has concluded that the Company operates as one segment. The disclosure has also been updated to clarify that the “CODM reviews revenue information by customer and by type of service to understand and evaluate revenue trends.”

The Company does not maintain operating results on a customer basis or by type of service. Financial information at a discrete operating level by customer or service unit level is not available. Furthermore, the Company’s costs are common and shared across its customers and services. The Company operates as one business unit and is organized by various functional departments supporting its operations, sales, marketing and administrative functions. Therefore, neither of the characteristics in ASC 280-10-501 b. or c. exist in regards to the Company’s consolidated financial information. The chief operating decision maker (“CODM”) evaluates the Company’s financial performance based upon consolidated revenue, consolidated department costs, and consolidated operating results as compared to budget and prior year results. The CODM utilizes revenue by customer and by type of service compared to budget and prior periods to understand and evaluate revenue trends. Resource allocation decisions are made centrally based on consolidated overall company performance.

57. Tell us what consideration you gave to reporting revenue from external customers for each of your products and services or each group of similar product and services in accordance with ASC 280-10-50-40.

Response: The Company respectfully advises the Staff that, upon consideration of ASC 280-10-50-40, it determined that it was most meaningful to report revenues from external

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customers by managed services separately from revenues from professional services because they represent dissimilar types of services. (The only exception to this conclusion is that the Company does not present third party product and software sales separately because they are not a significant portion of the Company’s business and are an integrated part of our solution provided within our professional service solution delivery.) The Company reports as one group some different services (primarily portal, storefront and messaging, representing over 95% of the Company’s revenues) provided to wireless carrier customers because the Company believes that they are similar and related services being delivered to similar customers. Specifically, each of these services is an aspect of mobile data service, providing access to information, content and applications for mobile phone subscribers. Accordingly, the Company believes that no breakdown within these categories is required or appropriate under ASC 280-10-50-40.

Amortizable Acquired Assets, page F-18

58. We note that you valued the technology and software acquired in the InfoSpace Mobile acquisition using a cost approach. Explain the basis for the use of this valuation approach and what consideration you gave to other methods, such as an income approach.

Response: The Company respectfully advises the Staff that the cost approach was used to value the Company’s technology and software acquired in the InfoSpace Mobile acquisition because no significant proprietary value characteristics were present. The Company’s assessment was that the technology and software generally represented one of a number of ways to accomplish the needed application. As a result, the technology and software could be replaced, or designed around, through reasonable expenditure, without undue cost or time. Therefore, the Company determined that the cost approach was the appropriate valuation technique for these acquired assets.

59. We note that, during 2008, you received information indicating that it was likely that two significant customers would no longer be utilizing your search and storefront solutions, which resulted in an impairment of capitalized software. Tell what consideration you gave to the impact, if any, that this information had on your assessment of fair value of your customer relationships intangible.

Response: The Company respectfully advises the Staff that, although the two customers were likely not to continue utilizing the search and storefront solutions, one continued to utilize the Company’s portal solution. The Company evaluated the customer relationship intangible based on the entire list of customer relationships and determined that in aggregate there was no impairment.

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Note 10. Preferred Stock and Mandatorily Redeemable Preferred Stock

Mandatorily Redeemable Preferred Stock, page F-28

60. We note that you have characterized your Series A through I preferred stock as “mandatorily redeemable preferred stock.” Please clarify the terms that are mandatorily redeemable. That is, tell us whether there is an unconditional obligation to redeem the shares. We may have further comment.

Response: The Company respectfully advises the Staff that it has revised its disclosure to replace the terms “mandatorily redeemable preferred stock” and “mandatorily redeemable preferred stock warrants” with “redeemable preferred stock” and “redeemable preferred stock warrants,” respectively, and offers the following explanation for the revision.

The preferred stock previously designated as “mandatorily redeemable” includes a redemption provision whereby the stock may be redeemed by the Company on specified terms at any time on or after August 31, 2011, by a written request from the holder(s) of a simple majority, or in some cases two-thirds majority, of outstanding stockholders for each class of stock following the schedule disclosed in the footnotes to the Company’s financial statements. The terms of the preferred stock also provide that it will be liquidated upon certain events, such as a liquidation of the entity or consummation of a change in control transaction. Assessing these provisions under ASC 480-10-25-7, the Company concluded that the preferred stock does not fall within the category of mandatorily redeemable stock. This is because redemption either upon stockholder request or liquidation is uncertain.

Notwithstanding the Company’s conclusion that the preferred stock is not mandatorily redeemable, the Company has classified it outside of permanent equity in the mezzanine section of the balance sheet because both the redemption and liquidation provisions are outside of the Company’s control. Rule 5-02.27 of Regulation S-X provides that stock be so classified if it is redeemable at a fixed or determinable price on a fixed or determinable date, is redeemable at the option of the holder, or has conditions for redemption which are not solely within the control of the issuer.

Note 10. Stock Options and Warrants, page F-34

61. Tell us the historical period you use to calculate expected volatility. In this regard, we note that the starting point for the historical period is January 1, 2001 and the expected term of options granted is five years. Explain how you considered the guidance in ASC 718-10-55-37(a).

Response: The Company respectfully advises the Staff that it has revised the disclosures to eliminate the reference to January 1, 2001. In estimating volatility for the years ended December 31, 2008 and 2009, the Company calculated volatility for a peer group of 10 companies. Due to the limited number of suitable peer companies with five years of volatility data to align with the five-year expected term of our stock options, as prescribed in ASC 718-10-55-37(a), the Company used judgment in estimating the volatility of its peer group to compensate

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for a portion of the peer companies having only three years of data. As a result the Company utilized a slightly higher volatility than the calculated average volatility of the peer group.

62. Tell us what consideration you gave to including the relevant disclosures required by ASC 718.10.50-2 for your warrants.

Response: In response to the Staff’s comment, the Company has revised the disclosures required by ASC 718.10.50-2 on pages F-34 and F-35. None of the warrants were issued to employees, and the warrants were primarily issued in conjunction with financing rounds to investors or other parties.

Outside Back Cover Page of Prospectus

63. The artwork and accompanying text do not appear to clearly depict the services you provide. Please revise.

Response: In response to the Staff’s comment, the Company has revised the artwork on the Outside Back Cover Page of the prospectus.

Exhibit Index, page II-1

64. We note that you have not filed any agreement with lcahn Sourcing LLC as an exhibit. Please tell us whether you have any agreements with Icahn Sourcing LLC; if you have any agreements, please provide us with your analysis as to how you determined not to file any such agreements as exhibits pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company respectfully advises the Staff that it believes that the agreement with Icahn Sourcing is immaterial in both amount and significance. As explained above in response 44, the Company does not pay any fees to Icahn Sourcing pursuant to this agreement. In addition, the Company does not consider the amounts of the cost saving attained by purchasing goods or services from vendors under this agreement to be material to the Company as required by Item 601 of Regulation S-K. Moreover, the Company is not obligated to purchase any goods or services pursuant to the agreement and can terminate the agreement at will. For these reasons, the Company has concluded that this agreement is not material and thus not required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

65. We note that you have not filed the advisory agreement/omnibus amendment agreement with Advanced Equities, Inc. as an exhibit. Please provide us with your analysis as to how you determined not to file the agreements as exhibits pursuant to paragraphs (b)(10)(i) and (b)(10)(ii)(A) of Item 601 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added the agreement with Advanced Equities, Inc. as exhibit 10.21 to the Registration Statement.

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*         *         *         *         *

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing with regard to the Company or the Registration Statement, please feel free to contact me by phone at (425) 638-8436 or by facsimile at (425) 957-6225.

Sincerely,

/s/ Richard E. Leigh, Jr.

Richard E. Leigh, Jr.

cc:	Christian O. Nagler, Kirkland & Ellis LLP Mark D. Director, Kirkland & Ellis LLP
William H. Hinman, Jr., Simpson Thacher & Bartlett LLP